Mylan & Perrigo:
It's Now All About The Immediate
Value For The Perrigo Shareholder
and Better Long-Term Sustainable
Growth and Value Creation For The
Combined Company
November 2015
Filed by Mylan N.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Perrigo Company plc
Commission File No. 001-36353

Legal Matters

Mylan N.V.’s (“Mylan”) offer for Perrigo Company plc (“Perrigo”) is governed by the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”).  Under the Irish
Takeover Rules, Mylan management is prohibited from discussing any material information or significant new opinions which have not been publicly announced.  Any person interested in shares of Mylan or Perrigo is encouraged to consult their professional advisers.
This communication contains "forward-looking statements." Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo by Mylan
(the "Perrigo Proposal"), Mylan's acquisition (the "EPD Transaction") of Mylan Inc. and Abbott's non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, any other statements regarding
Mylan's, Perrigo's, or the combined company's future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods, and statements about Mylan remaining very well-positioned to supply the anticipated customer and patient demand for the
EpiPen® Auto-Injector and that Mylan sees an additional $0.25 benefit to adjusted diluted EPS in 2016 with respect to the EpiPen® Auto-Injector. These may often be identified by the use of words such as "will," "may," "could," "should," "would," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue," "target" and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and a compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and a compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-
frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an "at-risk launch"); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the
EpiPen® Auto-Injector; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns;
the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan,
Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan's business activities, see the risks described in Mylan’s
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and our other filings with the Securities and Exchange Commission ("SEC").
These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (which includes an offer to exchange/prospectus and was declared effective on September 10, 2015, the "Registration Statement") in connection with the Perrigo Proposal. You can access Mylan's filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.
IRISH LAW RESTRICTIONS ON CERTAIN INFORMATION
FORWARD-LOOKING STATEMENTS

Legal Matters

RESPONSIBILITY STATEMENT
The directors of Mylan accept responsibility for the information contained in this communication, save that the only responsibility accepted by the directors of Mylan in respect of the information in this communication relating to Perrigo, Perrigo’s subsidiaries and subsidiary undertakings, the Perrigo board of directors and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented
(and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors of Mylan (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.
DEALING DISCLOSURE REQUIREMENTS
Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover
Rules.
Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at
www.irishtakeoverpanel.ie.
Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.
Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the
United Kingdom, is acting for Mylan and no one else in connection with the Perrigo Proposal and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.
Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract, or otherwise which it might otherwise have in respect of this communication or any such statement.

Legal Matters

ADDITIONAL INFORMATION
In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the
Registration Statement. In connection with the Perrigo Proposal, Mylan also filed with the SEC on September 14, 2015 a Tender Offer Statement on Schedule TO, which includes the offer to exchange / prospectus (the “Offer to Exchange / Prospectus”), form of letter of transmittal and other related offer documents.  Mylan has mailed the
Offer to Exchange / Prospectus to Perrigo shareholders in connection with the Perrigo Proposal. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND
PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE)
BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO
PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at
724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders.  This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.
NON-SOLICITATION
This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell, or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
FURTHER INFORMATION
The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication
(including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

Legal Matters
NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. These non-GAAP financial measures, including, but not limited to, adjusted diluted EPS, adjusted cash provided by operating activities, adjusted third party net sales from Europe, adjusted Generics segment third party net sales, adjusted third party net sales, adjusted total revenues, adjusted gross profit, adjusted gross margins, adjusted net earnings attributable to Mylan, adjusted constant currency total revenues, adjusted constant currency third party net sales, EBITDA, adjusted EBITDA, adjusted R&D, adjusted SG&A, and adjusted effective tax rate, are presented in order to supplement investors' and other readers' understanding and assessment of the Company's financial performance. Mylan has also presented certain non-GAAP financial measures for Perrigo, including, but not limited to, adjusted diluted EPS and adjusted EBITDA margin, which have been taken from published sources. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. In addition, Mylan believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to our debt agreements is appropriate to provide additional information to investors to demonstrate the Company's ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess the Company's ability to incur additional indebtedness. We also report sales performance using the non-GAAP financial measure of "constant currency" total revenues, adjusted total revenues, third party net sales, and adjusted third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year's foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and we believe that this presentation also provides useful information to investors for the same reason. The "Summary of Adjusted Revenues by Segment" table in the Appendix compares adjusted third party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the Generics segment for the three and nine months ended September 30, 2015 and 2014. Also, set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures (which in the case of Perrigo’s reconciliations, have been taken from published sources), other than Perrigo’s adjusted diluted EPS company guidance and Thomson Reuters consensus estimates of adjusted EBITDA and adjusted diluted
EPS which cannot be reconciled as they are from a third party source. Mylan does not endorse or adopt Thomson Reuters consensus estimates. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures set forth in the Appendix, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

Legal Matters

All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. This communication is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. Perrigo is a registered trademark of L. Perrigo Company. Abbott is a registered trademark of Abbott Laboratories. Actavis is a registered trademark of Actavis, Inc. Abbvie is a registered trademark of Abbvie Inc. Advair is a registered trademark of Glaxo Group Limited. Akorn is a registered trademark of Akorn, Inc. Allergan is a registered trademark of Allergan,
Inc. APP is a registered trademark of Fresenius Kabi USA, LLC. Bayer is a registered trademark of Bayer Aktiengesellschaft. Bristol-Myers Squibb is a registered trademark of
Bristol-Myers Squibb Company. Celgene is a registered trademark of Celgene Corporation. Colgate is a registered trademark of the Colgate Palmolive Company. Endo is a registered trademark of Endo Pharmaceuticals Inc. Famy Care Ltd is a trademark of Famy Care Limited. Flixotide is a trademark of Glaxo Group Limited. Flovent is a registered trademark of Glaxo Group Limited. Fresenius Kabi is a trademark of Fresenius Kabi AG. GSK is a registered trademark of SmithKline Beecham Limited. Hospira is a registered trademark of Hospira, Inc. Jazz is a registered trademark of Jazz Pharmaceuticals, Inc. Mallinckrodt is a registered trademark of Mallinckrodt Brand Pharmaceuticals, Inc. Mead
Johnson Nutrition is a registered trademark of Mead Johnson & Company, LLC. Merck is a registered trademark of Merck Sharpe & Dohme Corp. Novator is a registered trademark of Novator International Holdings Ltd. Omega Pharma is a trademark of Omega Pharma Invest NV. Par is a registered trademark of Par Pharmaceutical Companies,
Inc. Pfizer is a registered trademark of Pfizer Inc. Regeneron is a registered trademark of Regeneron Pharmaceuticals, Inc. Seretide is a trademark of Glaxo Group Limited.
Shire is a registered trademark of Shire Pharmaceuticals Holdings Ireland Limited. Teva is a registered trademark of Teva Pharmaceutical Industries Ltd. Tysabri is a registered trademark of Biogen MA Inc. United Therapeutics Corporation is a registered trademark of United Therapeutics Corporation. Valeant is a registered trademark of Valeant
Pharmaceuticals International. Zoetis is registered trademark of Zoetis Products LLC. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties' trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with or endorsement or sponsorship of Mylan by such other party.
Save for the Mylan calendar year 2015 guidance (in respect of which additional information required by the Irish Takeover Rules has been mailed to Perrigo shareholders, to the extent required), no statement in this communication is intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.
There are various material assumptions underlying the statement relating to “at least US $800 million of annual pre-tax operational synergies” (the “Synergy Statement”), which may result in the value in the Synergy Statement being materially greater or less than estimated. The Synergy Statement should therefore be read in conjunction with the key assumptions underlying such estimates which are set out in Mylan’s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015.
The Synergy Statement should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following this communication would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.
A copy of the Offer to Exchange/Prospectus (being the offer document for the purposes of the Irish Takeover Rules) is available for inspection at the offices of Arthur Cox,
Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.
TRADEMARK DISCLAIMER
NO PROFIT FORECAST / ASSET VALUATIONS
SYNERGY STATEMENT
AVAILABILITY OF THE OFFER TO EXCHANGE/PROSPECTUS (OFFER DOCUMENT)

Who Is Mylan?
Mylan’s Q3 2015 Earnings
Sustainable Value for Mylan and Perrigo Shareholders
1)
Highly Attractive Multiple and Premium to Standalone Value
2)
Meaningfully and Immediately Accretive to Perrigo Shareholders
3)
Well Positioned to Integrate and Aligned with Mylan’s Core
Competencies
4)
Transaction Delivers Immediate Value to Perrigo Shareholders
Agenda

Who Is Mylan?
Mylan’s Q3 2015 Earnings
Sustainable Value for Mylan and Perrigo Shareholders
1)
Highly Attractive Multiple and Premium to Standalone Value
2)
Meaningfully and Immediately Accretive to Perrigo Shareholders
3)
Well Positioned to Integrate and Aligned with Mylan’s Core
Competencies
4)
Transaction Delivers Immediate Value to Perrigo Shareholders
Agenda

More than 50 Years of Unconventional Success
‘61
FOUNDED
FIRST FDA
APPROVAL
MYLAN GOES
PUBLIC
‘66
‘73
‘84
NEW DRUG
APPROVAL
‘89
BLOWING
THE WHISTLE
‘92
$100M IN
REVENUE
‘02
$1B IN
REVENUE
‘07
MYLAN GOES
GLOBAL
‘08
$5B IN
REVENUE
‘12
FDASIA/GDUFA
‘13
GLOBAL
INJECTABLES
‘15
BROADER
REACH

Leading portfolio and pipeline, complemented by a powerful commercial platform
~1,400 global marketed products, 3,400 product submissions pending regulatory approval globally, more than 260 ANDAs pending FDA approval and 50 potential first-to-file opportunities
Value-creating M&A and business development, ensuring future financial flexibility
Acquisitions and partnerships driving synergistic growth with existing core operations
Track record of execution driving exceptional shareholder return
27% Adjusted diluted EPS CAGR since 2008¹ and strong focus on optimal capital allocation
Significant investment in future growth drivers
Billions of anticipated spend fueling an extensive technology platform
Differentiated, large-scale global operating platform
World Class Global Supply Chain with excellent service record
High quality, vertically integrated development and manufacturing operations
1
Mylan’s Long-Standing Strategy and Track Record of Success
Mylan’s
Strategy
for Success
Source: Mylan prospectus supplement dated March 30, 2015 and earnings release dated August 6, 2015. Note: 2015 figure represents the mid-point of the updated 2015 financial guidance range. Note: CAGR is calculated based on 2008 – 2015 guidance mid-point data. Adjusted diluted EPS is a non-GAAP financial measure. See Appendix for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure.

Scientists, researchers, technicians,
sales, manufacturing and marketing
professionals –
the men and women of
Mylan are committed to setting new
standards in healthcare
Around the corner or
around the globe, you’ll
find innovative Mylan
medicines and products
Large-Scale Global Platform

Growing Portfolio
Powerful global R&D driving broad
and growing product portfolio
Robust product pipeline
New Product Submissions
Pending Regulatory Approval
Around the World
SEPARATE PRODUCTS
Global Market Portfolio

13 Vast Manufacturing Network OSD 14 Injectables 12 Complex products 3 API 9 Total 29 FDF 9 API

14 * Vertically Integrated *Metric applies to the Mylan legacy business prior to Mylan’s acquisition of Abbott’s non-U.S. developed markets specialty and branded generics business

15 Integrated R&D Network ~3,000 3 6 Scientists and regulatory professionals Global R&D centers of excellence Technology-focused development sites

Significant R&D Investment
Mylan invests in future growth
~$2.8B cumulative spend from 2014 to 2018 fueling
pipeline diversification*
*Source: Mylan’s 2013 Investor Day Presentation, August 1, 2013.
2014
2018

17 Robust Product Portfolio Mylan offers products in all of the world’s top therapeutic classes.

18 Who We Serve Physicians Pharmacists & Retailers Wholesalers Governments Institutions

19 Strategic Growth Drivers 2014 - 2018

Continued Execution of Our Growth Drivers
*CCG = clinic commission group
Sirdupla
-
Sirdupla™ pMDI
continues to perform and has received majority endorsement from UK CCG*
Revefenacin
-
Entered into Phase III clinical program expected to complete in Q3 2016
Generic Flovent® / Flixotide® -
Completed pilot pharmacokinetic studies for US program. Progressing with manufacturing activities; generic Flixotide® is on track to be approved in Q1 2016 in the EU
Generic Advair® / Seretide®
•
Formulation developed to be qualitatively and quantitatively the same as RLD
•
Completed our clinical endpoint study and have shown product to meet all draft guideline criteria
•
Human Factors Studies demonstrate our DPI device can be used as successfully with new patients as those on RLD device
•
Two PK studies complete with final PK study ongoing and will support our December ANDA submission
•
Recently completed a collaborative pre-ANDA meeting with the FDA
Respiratory
Biologics &
Insulin
Analogs
Robust portfolios with six biosimilars
and
three
insulin
analogs
in
active
development,
in
collaboration
with Biocon
Plan to file three biosimilar
applications and
an
application
for
an
interchangeable
glargine
(US)
during
2016
•
Trastuzumab
-
Completed enrollment of our Phase III study. Currently commercialized Hertraz™
in ten countries with multiple new launches planned in 2016
•
Pegfilgrastim
-
Completed Phase I clinical trial and enrollment in our Phase III trials
•
Adalimumab
-
Phase I clinical trial completed and have initiated our Phase III clinical program
•
Glargine
-
Completed recruitment for both the Type 1 and the Type 2 diabetes trials.  Continue to pursue our discussions with FDA regarding interchangeability. Completion and qualification of state-of-the-art facility in Malaysia and activities to transfer product into that facility

2007
2010
2013
2015
Next
2015
$0.80
$1.30
$1.61
$2.04
$2.59
$2.89
$3.56
$4.25
2008-2015 adjusted diluted
EPS Growth = 27% CAGR¹
Mylan’s Long-Standing Strategy and Track Record of Success
Outstanding Shareholder Returns by Looking Years Ahead and Executing
1
Source: Mylan prospectus supplement dated March 30, 2015 and earnings release dated August 6, 2015. Note: 2015 figure represents the mid-point of the updated 2015 financial
guidance
range.
Note:
CAGR
is
calculated
based
on
2008
–
2015
guidance
mid-point
data.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure.
See
Appendix
for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure.
2
Acquisition of Famy
Care Ltd. expected to close in the fourth quarter of 2015.
2008
2009
2010
2011
2012
2013
2014
2015E

Who Is Mylan?
Mylan’s Q3 2015 Earnings
Sustainable Value for Mylan and Perrigo Shareholders
1)
Highly Attractive Multiple and Premium to Standalone Value
2)
Meaningfully and Immediately Accretive to Perrigo Shareholders
3)
Well Positioned to Integrate and Aligned with Mylan’s Core
Competencies
4)
Transaction Delivers Immediate Value to Perrigo Shareholders
Agenda

Q3 2015 Highlights
•
Adjusted
constant
currency
revenues
grew
36%*
compared
to
the prior year
•
Mylan legacy adjusted constant currency revenues grew
14%*, reflecting continued strength in our legacy
business
•
Generics segment adjusted constant currency revenues grew
48%*
and the legacy Mylan Generics segment grew 19%*, with
positive growth across all regions
•
Adjusted
diluted
EPS
grew
23%*
compared
to
the
prior
year
*Adjusted metrics and constant currency measures are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

Q3 2015 Financial Results & 2015 Guidance
$ millions, except
EPS
Q3 2015
Q-o-Q
Growth
2015
Guidance
Y-o-Y
Growth***
Total Revenue*
$2,712
36% (cc)**
$9,600-$10,100
33% (cc)**
Gross
Margin*
58%
+400 bps
53%-55%
+160 bps
R&D as % of Revenue*
6.4%
(110) bps
6.5%-7.5%
(30) bps
SG&A
as % of Revenue*
18.2%
(80)
bps
19%-21%
70 bps
EBITDA*
$987
34%
$2,900-$3,300
31%
Net
Earnings*
$734
59%
$2,075-$2,175
50%
Diluted EPS*
$1.43
23%
$4.15-$4.35
23% (cc)**
Operating Cash Flow*
$1,125
139%
$1,600-$1,800
40%
Capital Expenditures
$85
27%
$350-$450
23%
Effective Tax Rate*
17%
(800) bps
18%
(700) bps
Diluted Share Count
514
29%
495-500
25%
*Adjusted metrics
**(cc) refers to constant currency
***Year-on-year growth is calculated from the midpoint of the 2015 guidance ranges
Adjusted metrics and constant currency measures are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures. Note: Quarter-over-Quarter (Q-o-Q) growth compares Q3 2015 actual results to Q3 2014 actual results.

$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
Total
Mylan
North American
Generics
European
Generics
Rest of World
Generics
Specialty
Q3 2015 Highlights By Region
*Total
Mylan
growth
reflects
the
quarter-over-quarter
comparison
of
total
adjusted
revenues.
Segment
and
region
growth
reflects
the
quarter-over-quarter
comparison
of
adjusted
third-party
net
sales.
All
growth
rates
are
stated
on
a
constant
currency
basis.
Adjusted
metrics
and
constant
currency
growth
rates
are
non-GAAP
financial
measures.
Please
see
the
Appendix
for
reconciliations
of
such
non-GAAP
financial
measures
to
the
most
direct
comparable
GAAP
financial
measures.
**EPD
Business
growth
reflects
the
quarter-over-quarter
comparison
under
Mylan
in
Q3
2015
versus
Q3
2014
under
Abbott
Laboratories,
on
a
constant
currency
basis.
Q3 2014
Q3 2015
$ in millions
+36%
+95%
+29%
+47%
-5%
Adjusted Revenue* Growth
Legacy
Mylan
EPD
Business**
North American Generics
+24%
+3%
European Generics
+6%
+3%
ROW Generics
+21%
+14%
Specialty
-5%
N/A
Total Mylan
+14%
+5%

2015 Financial Guidance
2015 adjusted diluted EPS is
now expected to be at the upper
end of the $4.15 to $4.35
guidance range
*The
20%
year-on-year
growth
rate
referred
to
in
this
slide
is
illustrative
only,
and
is
intended
to
convey
Mylan’s
year-on-year
adjusted
diluted
EPS
growth
rate
in
the
event
that Mylan achieves 2015 adjusted diluted EPS which is marginally above the midpoint of its existing $4.15 to $4.35 guidance range.
This represents, once
again, greater than 20%*
year-over-year growth

EpiPen® Auto-Injector
•
With 85% market share, we continue to see positive script
volume on a year-to-date basis.
•
Mylan remains very well-positioned to
supply the
anticipated customer and patient demand, as we have
consistently done for over 25 years.
•
Based on recent events, we see EpiPen® Auto-Injector
contributing additional $0.25 to $0.30 benefit to adjusted
diluted EPS in 2016.
*Illustrative impact of recent long-term landscape changes in the EpiPen® Auto-Injector market on Mylan adjusted diluted EPS in 2016. This illustrative EPS growth is not intended
to
constitute
a
profit
forecast
for
any
period
nor
should
it
be
interpreted
to
mean
that
earnings
or
earnings
per
share
will
necessarily
be
greater
or
lesser
than
those
for the relevant preceding financial periods of Mylan.

Who Is Mylan?
Mylan’s Q3 2015 Earnings
Sustainable Value for Mylan and Perrigo Shareholders
1)
Highly Attractive Multiple and Premium to Standalone Value
2)
Meaningfully and Immediately Accretive to Perrigo Shareholders
3)
Well Positioned to Integrate and Aligned with Mylan’s Core
Competencies
4)
Transaction Delivers Immediate Value to Perrigo Shareholders
Agenda

Sustainable Value for Perrigo and Mylan Shareholders
1
2
3
4
Offer
Represents
a
Highly
Attractive
Multiple
and
Premium
to
Standalone
Value
Transaction
is
Meaningfully
and
Immediately
Accretive
to
Perrigo
Shareholder
Adjusted Diluted EPS and Adjusted Diluted EPS Growth
Mylan
Well
Positioned
to
Integrate
Complementary
Businesses,
Aligned
with
Its
Core
Competencies
Transaction
Delivers
Immediate
Value
to
Perrigo
Shareholders

Perrigo’s Decelerating Core Highlights Weakness in Standalone Strategy
Mylan Transaction Creates a Stronger and More Competitive Platform to Drive Growth
Significant Underperformance
Deceleration of Consumer
Facing Business
Concerns Regarding Tysabri
Sustainability
New EPS Guidance Relies on
One-Time Cost Cuts, Financial
Engineering, and Masks
Underperformance
Declining Consumer Facing
Business
Comprises
~75%
4
of
Perrigo’s Revenue
Tysabri, Which Goes Off-
Patent By 2023, Comprises
~28%
6
of Perrigo’s Adj. Diluted
EPS
U.S.
Patients
on
Tysabri
(000s)
20.7
18.4
19.9
19.0
17.4
2010
2011
2012
2013
2014
2014
YTD
2015
YTD
%
Change
$ 2,108
$ 2,107
(0.1)%
1,277
1,088
(15)%
671
790
18%
231
250
8%
89
75
(16)%
Previous
Guidance /
Consensus
Revised
Guidance
$5.4-$5.7
$5.3-$5.45
$8.90
$8.66
Declining
Tysabri
usage
Failed phase 3 trial for SPMS
Any off-label SPMS usage may
be at risk
1
1
2
3
3
5
Source: Public filings, Wall Street Research (08-Sep-2015 Jefferies Biogen report), Thomson Reuters consensus estimates as used by Perrigo in its September 17, 2015 Investor Presentation and Perrigo
Investor Presentation “Creating Value for Shareholders: Now and for the Long Term”, filed October 22, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing on this slide is intended to be a profit forecast or a target.
1
2016E Adjusted diluted EPS Thomson Reuters Consensus Estimate as used by Perrigo as of September 16, 2015.
2
Calculated by taking Thomson Reuters 2016E adjusted diluted EPS consensus estimate of $9.30 and subtracting $0.64, calculated  using post-tax income of $94mm (as per slide 32 of Perrigo’s investor presentation dated October 22, 2015) assuming 147mm of Perrigo diluted shares outstanding.
3
Based on Perrigo and Omega public filings except for Q1 2015 Branded Consumer, which is based on Wall Street Research. Pro forma for Omega acquisition assuming a January 1, 2014 close; actual transaction close occurred on March 30, 2015.
4
As used by Perrigo in its September 17, 2015 Investor Presentation titled “Responding to Mylan’s Inadequate Tender Offer,” page  29.
5
Reflects estimated U.S. MS market based upon Wall Street Research. Figures in thousands.
6
Assumes ~$314mm net income impact of Specialty Sciences in CY2015. Net income impact calculated as post tax adjusted EBITDA assuming 1% tax rate of Specialty Sciences and FY15 revenue contribution of Specialty Sciences applied to CY15 revenue for Perrigo based on midpoint of company guidance. Adjusted diluted EPS impact of Specialty Sciences  assumes Perrigo standalone adjusted diluted EPS of $7.75 (midpoint of 2015E adjusted diluted EPS company guidance) and Perrigo share count of 144mm (based on company guidance). Nothing on this slide is intended to be a profit forecast or a target.
2015 Sales
(Mgmt.
Guidance)
($bn)
Adjusted Diluted
Consensus
2016E EPS, Ex-
new Initiatives
Consumer
Branded
Consumer
Healthcare
Rx (Incl.
Acquisitions)
Specialty
Sciences
Other
and API

Mylan Offer for Perrigo Represents A Highly Attractive Multiple
1
1
2
3
Mylan Current
Share Price
October 30, 2015
Mylan
Average
Share
Price
Last 30 Trading Days
As of October 30, 2015
Mylan
Closing
Price
Prior
to
Release of Initial Proposal
April 7, 2015
Mylan Share Price
$ 44.09
$ 43.01
$ 59.57
Implied Value of Mylan
Offer for Perrigo
$ 176.41
$ 173.92
$ 212.01
Implied Perrigo
Enterprise Value (in billions)
$ 30.5
$ 30.1
$ 35.7
Implied
EV / 2015E
Perrigo Adjusted EBITDA
(Calendar Year)
18 x
18 x
22 x
Source:
Public
filings,
Thomson
Reuters
consensus
estimates
for
Perrigo
CY2015E
adjusted
EBITDA
as
of
October
30,
2015
and
April
7,
2015.
Mylan
does
not
endorse
or
adopt
Thomson
Reuters
consensus
estimates,
which
are
used
for
illustrative
purposes
only.
Nothing
on
this
slide
is
intended
to
be
a
profit
forecast
or
a
target.
Note:
Adjusted
EBITDA
is
a
non-GAAP
financial
measure.
Reflects
CY2015E
Perrigo
adjusted
EBITDA
of
$1.7bn
per
Thomson
Reuters
consensus
estimates
as
of
October
30,
2015.
Mylan
does
not
endorse
or
adopt
Thomson
Reuters
consensus
estimates.
Cash
and
debt
as
of
latest
Perrigo
Annual
Report
on
Form
10-K
filed
August
13,
2015
of
$0.8bn
and
$5.3bn
respectively.
Assumes
147mm
diluted
Perrigo
shares
outstanding.

Mylan Offer for Perrigo Represents A Highly Attractive Multiple
1
Selected Specialty Pharma Acquisitions ($ in billions)
No Other Bidder for Perrigo Has Yet Emerged
Source: SDC, public company filings and other publicly available information. Adjusted EBITDA is a non-GAAP financial measure and a company’s use of this non-GAAP financial measure may differ from an adjusted EBITDA measure used by other companies, and should not be assumed to be calculated on the same basis.
¹ Mylan / Perrigo offer based on Mylan current and undisturbed share prices of $44.09 and $59.57 as of October 30, 2015 and April 7, 2015, respectively, as well as Perrigo’s CY2015E adjusted EBITDA based on
Thomson Reuters consensus estimates as of October 30, 2015, which are used for illustrative purposes only. Mylan does not endorse or adopt Thomson Reuters consensus estimates. Nothing on this slide is intended to be a profit forecast or a target.
²  Adjusted EBITDA for Allergan Generics transaction represents disclosed 2015E adjusted EBITDA of $2.4bn as per Allergan investor presentation “Accelerating Transformation to
Branded Growth Pharma Leader,” dated July 27, 2015.
³  Assumes Enterprise Value of €3.6bn from 06-Nov-2014 Perrigo press release.
Assumes adjusted EBITDA of €265mm from 2014 Omega Annual Report. Assumes EUR/USD exchange rate of 1.25.
4
For Perrigo, 2015E adjusted EBITDA of $1.7bn based on Thomson Reuters consensus estimates as of October  30, 2015.  Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing on this slide is intended to be a profit forecast or a target.
Date
Announced
2015
Nov-14
May-14
Jul-15
Jul-08
Jul-15
May-15
May-07
May-07
Nov-14
Acquiror
Mylan
Actavis
Bayer
Pfizer
Fresenius Kabi
Teva
Endo
Novator
Mylan
Perrigo
Target
Perrigo
Allergan
Merck Consumer
Hospira
APP
Allergan
Generics
Par
Actavis
Merck KGaA
Omega Pharma³
Deal Value¹
$30.1–
$35.7
$66.0
$14.2
$17.0
$4.6
$40.5
$8.1
$6.4
$6.6
$4.5
Adj. EBITDA
$1.7
$2.6
$0.7
$0.8
$0.3
$2.4²
$0.5
$0.4
$0.4
$0.3
18 x
22 x
25 x
21 x
20 x
17 x
17 x
16 x
16 x
15 x
14 x
4

Perrigo
Undisturbed
2016E
P/E
Multiple
on
April
7,
2015
3
18.3 x
Change in
Selected Peer Average
2016E
P/E
since
April
7,
2015
1
(29.8)%
Implied Perrigo
Unaffected
2016E P/E
12.8 x
Perrigo
2016E
Adjusted
Diluted
EPS
3
as
of October 30, 2015
$ 9.30
Implied Hypothetical
Unaffected Perrigo
Share Price
$119.04
Implied
2015E
EV
/
EBITDA
4
13 x
33
Perrigo Average Implied Hypothetical Unaffected Stock Price based on:
Perrigo’s
Average Implied Hypothetical Unaffected Stock Price
of ~$134
Mylan’s Offer Has Been Supporting The Perrigo Share Price
Change in Perrigo’s Proxy Peers
Average
2
2016E
P/E
Multiple
Share Price Indexed to S&P
Pharmaceuticals Index
Change in Selected Peer
Average
1
2016E
P/E
Multiple
Perrigo
Undisturbed
2016E
P/E
Multiple
on
April
7,
2015
3
18.3 x
Change
in
Perrigo
Proxy
Peer
Average 2016E P/E since
April 7, 2015
(11.2)%
Implied Perrigo
Unaffected
2016E P/E
16.3 x
Perrigo
2016E
Adjusted
Diluted EPS
3
as of October 30, 2015
$ 9.30
Implied Hypothetical
Unaffected Perrigo
Share Price
$ 151.59
Implied
2015E
EV
/
EBITDA
4
16 x
Perrigo
Undisturbed
Share
Price
(as of April 7, 2015)
$ 164.71
S&P Pharmaceuticals
Index
(since April 7, 2015)
(20.9)%
Implied Hypothetical
Unaffected Perrigo Share
Price
$ 130.29
Implied
2015E
EV
/
EBITDA
4
14 x
3
4
Source: Thomson Reuters as of October 30, 2015
Note: Average hypothetical share price is based on the average of abovementioned three calculation methods outlined on this slide. Undisturbed share price and P/E are as of April 7, 2015. Average change in share price and changes in average P/E multiplies shown in A,B,C above are for the period starting April 7, 2015 and ending October 30, 2015. Other factors also impact Perrigo’s share price and Mylan’s offer should not be considered to be the sole factor impacting Perrigo’s share price. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing on this slide is intended to be a profit forecast or a target. 2016 P/E multiple calculated as share price divided by 2016E Thomson Reuters consensus estimate adjusted diluted EPS as of October 30, 2015. Adjusted diluted EPS is a non-GAAP measure.
1 Based on Selected Peer Average 2016E P/E Multiple to Thomson Reuters’s Current 2016E Adjusted Diluted EPS Estimate for Perrigo. Selected peers consist of Valeant, Mallinckrodt, Endo, Jazz, Teva, Akorn and Mead
Johnson.
2 Based on Perrigo’s public Proxy Peers Average 2016E P/E Multiple to Thomson Reuters’s Current 2016E Adjusted Diluted EPS Estimate for Perrigo. Perrigo’s Peers per Perrigo’s definitive proxy statement, filed September 25, 2015, and consist of Abbvie, Mallinckrodt, Actavis, Mead Johnson, Allergan, Mylan, Bristol-Myers Squibb, Regeneron, Celgene, Cubist, Shire, United Therapeutics,

Thomson Reuters consensus estimate as of October 30, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only.
Nothing on this slide is intended to be a profit forecast or a target. Adjusted diluted EPS and adjusted EBITDA are non-GAAP financial measures.
  Calculated as [(HUSP * diluted shares outstanding) + net debt] / 2015E adjusted EBITDA. Reflects CY2015E Perrigo adjusted EBITDA of $1.7bn per Thomson Reuters consensus estimates as of April 7, 2015 and
October 30, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates. Adjusted EBITDA is a non-GAAP financial measure. Cash and debt as of latest Perrigo Annual Report on Form 10-K filed
August 13, 2015 of $0.8bn and $5.3bn respectively. Assumes 147mm diluted Perrigo shares outstanding.
Endo, Valeant, Hospira, Zoetis, and Jazz Pharmaceuticals. Excludes Allergan due to sale of generics business to Teva as well as recently acquired Actavis, Cubist and Hospira.
A
B
C
1

Mylan Offer: An Attractive Premium to Perrigo Standalone Value
Attractive Premium When Calculated on Consistent and Comparable Dates
46% of
Undisturbed
Perrigo
Share Price
Incremental
Value:
$47 per Share
($6.9bn)
2
28% Premium
Incremental
Value:
$42 per
Share
($6.2bn)
2
31% Premium
Based on Undisturbed
Share Prices as of April 7, 2015
Based on Average Implied Hypothetical Unaffected
Perrigo Share Price as of October 30, 2015
As shown above, the offer provides $42 –
$47 per share
of incremental value to Perrigo shareholders
Mylan Share
Price of $44.09 x
2.3 + $75 in cash
Mylan Share
Price of $59.57 x
2.3 + $75 in cash
56% of
Hypothetical
Unaffected
Perrigo
Share Price
Source: Bloomberg and Thomson Reuters as of October 30, 2015
¹  For calculation of Perrigo’s  Average Implied Hypothetical Unaffected Share Price please refer to previous slide.
2
Assumes 147mm diluted Perrigo shares outstanding.
$ 75
$101
$ 134
$ 176
Perrigo Average Implied
Hypothetical Unaffected
Share Price¹
Offer Price
$ 75
$ 137
$ 165
$ 212
Perrigo Undisturbed
Share Price as of April 7,
2015
Offer Price
1

Here’s Another Way for Perrigo Shareholders to Think About It…
1
…You Get to “Buy” Mylan Shares Below Market at $26 per Mylan Share !
Perrigo’s
Implied Average Hypothetical Unaffected Stock Price
1
$134
Less: Cash Per Share Received in the Offer
$(75)
Offer Value Received in Mylan Stock for Each Perrigo Share
$59
Number
of
Mylan
Shares
Received
for
Each
Perrigo
Share
2
2.3
Implied Value at Which Perrigo Shareholders Receive Mylan Share
$26
Mylan Share Price (as of
October 30, 2015)
$ 44
Implied Discount to Mylan Share
Price (as of October 30, 2015)
41%
Average Analyst Price Target for Mylan
(as of October 30, 2015)
3
$65
Implied Discount to Average Analyst
Price Target for Mylan (as of October 30, 2015)
60%
35
1
See slide 33 for calculation of Perrigo’s Average Implied Hypothetical Unaffected Stock Price of $134.
2
3
This information is based on targets provided by various analysts. The information is not intended to constitute a profit forecast for any period, nor should it  be interpreted to mean that earnings or earnings per share will necessarily be  greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate.  Average analyst price target estimate per Thomson Reuters as of October 30, 2015. Analyst price is calculated by taking the average of the following price target estimates: $57 (Barclays), $58 (Citi), $60 (Leerink), $60 (Bernstein), $60 (Susquehanna), $64 (RBC), $65 (Cowen and Company), $66 (Deutsche Bank),
Represents
Exchange
Ratio
of
Mylan
Offer
Assumed
at
2.3
Mylan
Shares
+
$75.00
Cash
Per
Perrigo
Ordinary
Share.
$70 (BTIG), $72 (Evercore), $75 (Bank of America), $77 (UBS).

Transaction is Immediately Accretive to Earnings and Value for
the Perrigo Shareholders
Perrigo
Standalone
Mylan / Perrigo
(2.30 Shares + $75 Cash)
Mylan / Perrigo
(4.00 Shares + $0 Cash)
4
2016
Phased-in
2016
Run-rate
2016
Phased-in
2016
Run-rate
2016
Phased-in
2016
Run-rate
$ 4.72
$ 4.72
$ 4.72
$ 4.72
(12)%
0%
5
(12)%
0%
5
$ 4.15
$ 4.71
$ 4.15
$ 4.71
2.30 x
2.30 x
4.00 x
4.00 x
$ 9.45
$ 9.83
$ 9.55
$ 10.83
$ 16.60
$ 18.84
3
%
16%
78%
103%
16.0 x
$ 151
$ 157
$ 228
$ 248
$ 266
$ 301
14.0 x
$ 132
$ 138
$ 209
$ 226
$ 232
$ 264
12.0 x
$ 113
$ 118
$ 190
$ 205
$ 199
$
226
Illustrative Value to Perrigo Shareholders at Various CY2016E P/E Multiples
2
1
1
Source: Perrigo public filings and Thomson Reuters consensus estimates as used by Perrigo in its September 17, 2015 Investor Presentation and Perrigo Investor Presentation “Creating Value for
Shareholders: Now and for the Long Term”, filed October 22, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-Forma values are illustrative only and any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Adjusted diluted EPS is a non-GAAP financial measure. Implied Mylan Pro-Forma adjusted diluted EPS is based on accretion / (dilution) and phasing in of synergies per Perrigo’s presentation released September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer.” Assumes phased-in synergies for the combined company per September 17, 2015 Perrigo Investor presentation. Full run-rate synergies for the combined company are not expected to be realized until the end of year four following the consummation of the offer. Implied Mylan / Perrigo PF adjusted diluted EPS assumes that Mylan acquires 100% of Perrigo ordinary shares in the offer and that Mylan shareholders realize the benefit of all synergies realized in the transaction.
1
Per Perrigo Investor Presentation “Creating Value for Shareholders: Now and for the Long Term”, filed October 22,2015.
2
Thomson Reuters Consensus Estimate as Used by Perrigo as of September 16, 2015
3
Accretion to Perrigo shareholders calculated comparing pro forma adjusted diluted EPS to Perrigo shareholders to standalone Perrigo adjusted diluted EPS per Thomson Reuters as of October 30, 2015.
4
Assumes $75 / share is received by Perrigo shareholders is reinvested at Mylan current share price of $44.09 as of October 30, 2015.
5
Run-rate synergies implied based on difference between “No Synergies” and “Ramped Synergies” of 25% per Perrigo’s presentation filed September 17, 2015. With no synergies, 16% dilution on $4.72 of
2016E EPS implies $3.96 PF adjusted diluted EPS. With ramped synergies, 12% dilution on $4.72 of 2016E adjusted diluted EPS implies $4.15 PF adjusted diluted EPS. Thus the 25% synergy ramp produced
($4.15 - $3.96) =  $0.19 of earnings. If $0.19 of earnings is 25% of run-rate synergies, then implied 2016E run-rate synergies is (4*$0.19) = $0.74 of earnings. 2016E adjusted diluted EPS with run-rate synergies then are ($3.96 + $0.74) = $4.71 2016E adjusted diluted EPS.
Mylan
Standalone
Adj.
Diluted
EPS
2
Acc. / Dil. (Phased-In Synergies
Adjusted Diluted EPS to
Perrigo
Shareholders
Accretion
to
Perrigo
2016E
Adjusted Diluted EPS per
Consensus
($9.30)
3
per Perrigo
Presentation page 26)
Implied Mylan
PF Adj. Diluted EPS

Source: Perrigo Annual Reports on Form 10-K filed August 13, 2015 and August 14, 2014, Perrigo Company (“Perrigo Co”) Annual Reports on Form 10-K filed on August 15, 2013 and
August 16, 2012, and Perrigo investor presentation dated September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer”
Mylan Well Positioned to Integrate Complementary
Businesses, Aligned With Its Core Competencies
Private Label Manufacturing
(Consumer Healthcare)
•
US consumer
healthcare
contract manufacturing portfolio
•
Mylan’s global supply chain and manufacturing platform represents a core competency of Mylan with the highest level of operational excellence serving the same customer base
Omega
(Branded
Consumer Healthcare)
•
Legacy Omega
operations
•
Mylan’s
established
commercial
platform
in
Europe
(Rx
and
Gx)
in
both
the
physician
and
retail
channels
allows
Mylan
to
optimize
Omega’s
OTC
product
portfolio
Generics
(Rx
Pharmaceuticals)
•
Prescription generic pharmaceuticals business
•
Mylan has been a generics leader for decades and is well-equipped to enhance
Perrigo’s
prescription portfolio and its specialty sales force
Non-Core Royalty Asset
(Specialty Sciences)
•
Primarily
the
Tysabri
royalty
stream
from
the
Elan
acquisition
•
Mylan
could
maximize
the
use
of
cash
from
this
asset
by
better
reinvesting
in
the
business
API
(Other)
•
Can be effectively integrated with Mylan’s existing API business, which includes sourcing within
our internal network and external customers
Perrigo
Segment Overview:
3

Mylan Today: Global and Scalable Supply Chain

Ability and agility to respond
to large and small volume
orders with short lead times
Manufacturing &
Supply Capabilities
Serving Market Needs
Global Supply Chain and
Operational Excellence
More than 40 internal
manufacturing sites
more than 1,400 3P suppliers
and CMOs
Broad range of dosage forms:
tablets, capsules, powders,
injectables, aerosols, patches,
gums, creams, liquids and
ointments
Vendor managed inventory for
select accounts
Ship to more than 35,000
customers
Delivery of 56
billion doses to
patients annually
Direction of 55+ distribution centers
Packaging, labeling and artwork
meeting local requirements
(language, design)
1,400+* products
15,000+ SKUs
145 markets
~40 languages
3
Manufacturing strategically
located to support markets
*Including FamyCare (pending deal closure)

60 Day Plan
•
Ranjan
Chaudhuri
will join Mylan as the
commercial lead for our OTC business.
Ranjan
has extensive experience in this
space, most recently in the smoking
reduction and cessation category, leading
the recent divestiture of this business to
Perrigo.
•
Created a Governance team including an
interim CFO as well as Commercial,
Operations, HR, OTC, Compliance, Legal,
Security, IT, and Communications Leads
•
Third party advisors have been identified to
partner with and support the integration and
OTC commercial execution on Day 1
•
Leverage Mylan’s existing Integration Office
First 60 Days
Pre-Close Activities Underway
•
If needed, management team prepared
to be deployed to Allegan, MI
immediately
•
Get to know key talent and engage
Perrigo
and Omega management and
employees in our due diligence efforts
and share our vision for the combined
entities and their role in the success as
well as opportunities for their future
growth.
•
Further due diligence to assess
additional opportunities for the
combined company
•
Begin to develop integration and
synergy realization roadmaps
3

Bottom Line: The MATH is a Clear and Compelling Value
Proposition Relative to Standalone Plan
1
No Deal
Mylan Offer
2
Mylan / Perrigo
(2.30 Shares + $75 Cash)
Mylan / Perrigo
(4.00 Shares + $0 Cash)
3
Illustrative
Standalone P/E
14 x
16 x
Standalone
Value
Per Perrigo
Share
1
$9.45
$ 132
$ 151
Illustrative
Mylan / Perrigo
2016 P/E
12 x
14 x
Total Value Per
Perrigo
Share
2
$9.55
$ 190
$ 209
Illustrative Mylan /
Perrigo
2016 P/E
12 x
14 x
Total Value Per
Perrigo
Share
2
$16.60
$199
$232
Perrigo Standalone
Source:
Perrigo
public
filings
and
Thomson
Reuters
consensus
estimates
as
used
by
Perrigo
in
its
September
17,
2015
Investor
Presentation
and
Perrigo
Investor
Presentation
“Creating
Value
for
Shareholders:
Now
and
for
the
Long
Term”,
filed
October
22,
2015.
Mylan
does
not
endorse
or
adopt
Thomson
Reuters
consensus
estimates,
which
are
used
for
illustrative
purposes
only.
This
is
a
Pro-
Forma
estimate
and
indicative
only
and
not
a
target
or
profit
forecast.
Nothing
in
this
slide
is
intended
to
be
a
profit
forecast.
Pro-Forma
values
are
illustrative
only
and
any
references
to
value
per
share,
adjusted
diluted
EPS,
share
price
and
P/E
should
not
be
treated
as
targets
or
profit
forecasts.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure.
Mylan
Pro-Forma
adjusted
diluted
EPS
based
on
accretion
/
(dilution)
and
phasing
in
of
synergies
per
Perrigo’s
presentation
released
September
17,
2015,
titled
“Responding
to
Mylan’s
Inadequate
Tender
Offer.”
Assumes
phased-in
synergies
per
Perrigo
presentation.
1
Calculation
is
based
on
2016E
adjusted
diluted
EPS
of
$9.45
for
Perrigo
assuming
phased-in
synergies
as
used
by
Perrigo
in
Perrigo
Investor
Presentation
“Creating
Value
for
Shareholders:
Now
and
for
the
Long
Term”,
filed
October
22,
2015.
Please
refer
to
slide
31
of
Perrigo’s
investor
presentation
dated
October
22,
2015.
2
Calculation
is
based
on
2016E
adjusted
diluted
EPS
Thomson
Reuters
Consensus
Estimate
as
used
by
Perrigo
as
of
September
16,
2015.
3
Assumes
$75
/
share
is
received
by
Perrigo
shareholders
is
reinvested
at
Mylan
current
share
price
of
$44.09
as
of
October
30,
2015.
4

Clear Path to Completion
4
•
Mylan commenced the tender offer for Perrigo shares on September 14, 2015.
•
The offer and withdrawal rights are scheduled to expire on November 13, 2015 at 8:00am
ET.
•
The acceptance condition for the offer requires more than 50% of Perrigo ordinary shares to be tendered into the offer.
•
Mylan has received U.S. FTC clearance, which represents the final regulatory clearance needed by Mylan to close its acquisition of Perrigo.
•
Once
the
offer
has
become
unconditional
in
all
respects,
Mylan
is
obliged
to
purchase
all
Perrigo ordinary shares tendered
with the goal to achieve 100% ownership of Perrigo.
•
Mylan believes it will reach at least 80% acceptances once it crosses the 50% acceptance condition
•
Otherwise, Mylan is prepared to manage the business as a controlled subsidiary.
•
Mylan is confident it will maintain an investment grade credit profile.

Mylan’s Offer Is A Clear Choice for Perrigo Shareholders
4
Mylan Offers Perrigo PLUS! vs. Perrigo’s
“Base plus plus
plus”
Compelling Profile
Large, Diversified Global
Generics and OTC Platform with
Strong
Performance
Track Record
Regional OTC Company with
Challenges Around Standalone
Operating and Growth Profile
Value Realization
Benefits Immediately
Upon Transaction
Close
Uncertain and Dependent on M&A
and Multi-Year Execution Risk
Higher Value Per Share
Incremental
Value of $42 per Share
($6.2bn)
(31% Premium vs. Stand-Alone Value)¹
Drop
to Stand-Alone Value
Hypothetical Perrigo Value
Per
Share
at Mylan’s Current Share Price
$176
1
$134
2
Illustrative Value per Perrigo Share Over Time
~$190 -
$301
3
Perrigo Stand-Alone Value
2016 Adjusted Diluted EPS
for Perrigo Shareholders
No
Reinvestment: $9.55 + $75
in Cash
$9.30
5
Reinvestment: $16.60 + $0
in Cash
4
$9.30
5
Higher Adjusted Diluted EPS CAGR
off Higher Base
13%
6
10%
6
“Specialty Sciences” (Primarily
Tysabri)
Contribution to Adjusted Diluted EPS
8%
7
28%
7
Pro-Forma Ownership of Mylan / Perrigo Entity
40%
8
0%
Perrigo:
“Base plus plus
plus”
Perrigo:
“Base plus plus
plus”
Mylan Offers
Perrigo PLUS!
Mylan Offers
Perrigo PLUS!
Note: This slide is a summary of the information contained in the previous slides. All information should be read in the context in which it was provided in the earlier slides. Selected peers consist of Valeant, Mallinckrodt, Endo,
Jazz, Teva, Akorn and Mead Johnson. Perrigo’s proxy peers consist of Abbvie, Mallinckrodt, Actavis, Mead Johnson, Allergan, Mylan, Bristol-Myers Squibb, Regeneron, Celgene, Cubist, Shire, United Therapeutics, Endo,
Valeant, Hospira, Zoetis, and Jazz Pharmaceuticals. Excludes Allergan due to sale of generics business to Teva as well as recently acquired Actavis, Cubist and Hospira.
¹ Premium calculated by using Perrigo’s average implied hypothetical share price of $134. See slide 33 and slide 34 for calculation of premium and of hypothetical Perrigo Value Per Share of Mylan’s current share price.
Represents Perrigo’s average implied hypothetical share price based on change in selected peer and Perrigo’s proxy peer average 2016E P/E multiple to Thomson Reuters’s Current 2016E Adjusted Diluted EPS Estimate for
Perrigo since April 07, 2015.
Perrigo value range is calculated by reference to the Pro-Forma Mylan adjusted diluted EPS for 2016E, as implied by Perrigo’s own calculation methodologies using illustrative P/E multiples of 12x and 16x.
These valuations are for illustrative purposes only and are not intended to represent a profit forecast or a target. See slide 36 for further detail.
Assumes reinvestment of $75.00 cash portion in Mylan Pro-Forma and phased-in synergies.
Thomson Reuters consensus estimate as of October 30, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only.
Nothing on this slide is intended to be a profit forecast or a target. Adjusted diluted EPS is a non-GAAP financial measure.
Please refer to slide 16 of Mylan’s October 14, 2015 presentation for further detail.
Please refer to slide 21 of Mylan’s October 14, 2015 presentation for further detail.
40% ownership assumes base deal of $75 cash + 2.3 Mylan shares per Perrigo share with no reinvestment of the $75.00 cash portion.
2
3
4
5
6
7
8

Appendix

Reconciliation of Non-GAAP Metrics
(Unaudited; USD in millions, except per share amounts)
GAAP net earnings (loss) attributable to Mylan N.V. and GAAP diluted EPS
929
$
2.34
$
624
$
1.58
$
641
$
1.52
$
537
$
1.22
$
224
$
0.68
$
94
$
0.30
$
(335)
$
(1.10)
$
     Purchase accounting related amortization (primarily included in cost of sales) (a)
419

371

391

365

309

283

489

     Goodwill Impairment Charges
-

-

-

-

-

-

385

     Bystolic Revenue
-

-

-

-

-

-

(468)

     Litigation settlements, net
48

(10)

(3)

49

127

226

17

     Interest expense, primarily amortization of convertible
     debt discount
46

38

36

49

60

43

30

     Non-cash accretion and fair value adjustments of contingent consideration liability
35

35

39

-

-

-

-

     Clean energy investments pre-tax loss (b)
79

22

17

-

-

-

-

     Financing related costs (included in other income (expense), net)
33

73

-

34

37

-

-

     Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)
140

50

-

-

-

-

-

     Acceleration of deferred revenue
-

-

-

-

-

(29)

-

     Non-controlling interest
-

-

-

-

-

9

-

Restructuring and other special items included in:
     Cost of sales
45

49

66

8

7

33

53

     Research and development expense
18

52

12

4

10

49

14

     Selling, general and administrative expense
67

71

105

45

63

22

89

     Other income (expense), net
(11)

25

(1)

-

1

(13)

1

     Tax effect of the above items and other income tax
     related items (c)
(432)

(260)

(216)

(198)

(253)

(273)

(31)

     Preferred dividend (d)
-

-

-

-

122

139

-

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS
1,416
$
3.56
$
1,140
$
2.89
$
1,087
$
2.59
$
893
$
2.04
$
707
$
1.61
$
583
$
1.30
$
244
$
0.80
$
Year Ended December 31,
2014
2013
2012
2011
2010
2009
2008
(a) Adjustment for purchase accounting related amortization expense for the year ended December 31, 2014, 2013, 2012, and 2011, respectively include $28 million, $18 million, $42 million and $16 million of intangible asset impairment charges.
(b) Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code.
The amount is included in other expense (income), net.
(c)
Adjustment
for
other
income
tax
related
items
includes
the
exclusion
from
adjusted
net
earnings
for
the
year
ended
December
31,
2014
of
the
tax
benefit
of
approximately
$150
million
related
to
the
merger
of
the
Company's
wholly
owned
subsidiaries,
Agila
Specialties
Private
Limited
and
Onco
Therapies
Limited,
into
Mylan
Laboratories
Limited.
(d)
Adjusted
diluted
EPS
for
the
year
ended
December
31,
2010,
includes
the
full
effect
of
the
conversion
of
the
company's
preferred
stock
into
125.2
million
shares
of
common
stock
on
November
15,
2010.
Adjusted
diluted
EPS
for
the
period
ended
December
31,
2009
was
calculated
under
the
"if-converted
method"
which
assumes
conversion
of
the
Company's
preferred
stock
into
shares
of
common
stock,
based
on
an
average
share
price,
and
excludes
the
preferred
dividend
from
the
calculation,
as
the
"if-converted
method"
is
more
dilutive.

45 Reconciliation of Non-GAAP Metrics

Reconciliation of Non-GAAP Metrics
Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. to EBITDA and adjusted EBITDA for the three and nine month period compared to the respective prior year period:

Reconciliation of Non-GAAP Metrics
Below are reconciliations of key non-GAAP financial metrics for the three and nine month period compared to the respective prior year period. The non-GAAP financial metrics are presented in order to supplement investors and other readers’ understanding and assessment of company financial performance.

48 Reconciliation of Non-GAAP Metrics

49 Reconciliation of Non-GAAP Metrics

50 Summary of Adjusted Total Revenues by Segment

51 Reconciliation of Forecasted Guidance

Reconciliation of Forecasted Guidance
(Unaudited; USD in millions)
Twelve Months Ended December
31, 2015
Lower
Upper
GAAP net earnings
$
1,005
$
1,080
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investees
80
100
Income taxes
245
300
Interest expense
285
335
Depreciation and amortization
1,000
1,090
EBITDA
$
2,615
$
2,905
Add adjustments:
Stock-based compensation expense
65
90
Restructuring
& other special items
200
260
Other expense, net
20
45
Adjusted EBITDA
$
2,900
$
3,300

Perrigo: Reconciliation of Non-GAAP Measures
Calendar Year 2014 Actuals and 2015 Guidance
Source: Perrigo investor presentation dated April 21, 2015 “Perrigo Fiscal 2015 Third Quarter Earnings Slides”
1
Amounts may not sum or cross-foot due to rounding.
2
Ratios calculated using exact numbers.
³    Non-GAAP guidance for calendar 2015 excludes amortization of intangibles, restructuring, and unusual litigation charges, along with transaction and financing costs related to the Omega Pharma Invest
NV (“Omega”) acquisition. At this time, a reconciliation to GAAP earnings per share guidance for calendar 2015 is not available without unreasonable effort. As noted in Perrigo’s third quarter 2015 press release dated April 21, 2015, Perrigo expects that the unavailable reconciling items,which primarily include the amortization of intangibles and non-cash charges related to Omega, along with other expenses not related to Perrigo’s core operations, which may be related to the integration of Omega, Perrigo’s change in fiscal year and Mylan’s bid to acquire Perrigo, could significantly impact Perrigo’s financial results.
4
D&A includes $502.2mm of depreciation and amortization net of acquisition related amortization expenses within cost of goods sold ($395.5mm), selling costs  ($22.4mm) and administration costs ($6.2mm).
Twelve Months Ended December 31, 2014
(in millions except per share)
(unaudited)
GAAP
(1)
Non-GAAP
Adjustments
(1)
As
Adjusted
(1)
Consolidated
Net sales
$
4,171.6
$
–
$
4,171.6
Cost of sales
2,735.3
395.5
(a)
2,339.7
Gross profit
$
1,436.3
$
395.5
$
1,831.9
(a)
Acquisition-related amortization expense
Operating expenses
(b)
Distribution
57.2
–
57.2
Research and development
172.6
10.0
(b)
162.6
(c)
Selling
206.4
22.4
(a)
184.0
Administration
343.7
44.8
(a,c,d,e,f)
298.9
(d)
Write-up of
Restructuring
34.1
34.1
(g)
–
(e)
Litigation settlement of $2.0 million
Total operating expenses
$
814.0
$
111.3
$
702.7
(f)
Loss contingency accrual of $15.0 million
Operating income
$
622.3
506.8
1,129.2
(g)
Interest expense, net
109.2
5.0
(h)
104.2
Other expense, net
69.3
63.6
(I,j,k)
5.7
(h)
Loss on sale of investment
12.7
12.7
–
(i)
Loss on extinguishment of debt
9.6
9.6
(l)
–
Income before income taxes
421.5
597.7
1,019.3
(j)
Income tax expense
75.2
101.5
(m)
176.6
Net income
$
346.3
$
496.2
$
842.7
(k)
Diluted earnings per share
2.57
6.27
Diluted weighted average shares outstanding
135.0
(0.6)
(n)
134.4
(l)
Selected ratios as a percentage of net sales
(2)
Distribution, selling, and adminstrative
14.6%
12.9%
(m)
Tax effect of non-GAAP adjustments
Research and development
4.1%
3.9%
(n)
Operating income
14.9%
27.1%
Effective tax rate
17.8%
17.3%
Calculation of adjusted diluted EPS guidance growth
Calendar Year 2014 adjusted diluted EPS
$
6.30
Calendar Year 2015 adjusted diluted EPS range
(3)
$
7.50 - 8.00
% change
20% - 28%
Calculation of adjusted EBITDA calculation
Calendar Year 2015 net sales range
(3)
$
5,300 - 5,450
Calendar Year 2015 adjusted operating margin
(3)
28.0%
Implied Calendar Year 2015 adjusted operating margin
1,484 - 1,526
Calendar Year 2014 D&A
(4)
$
78.1
Calendar Year 2014 D&A margin
1.9%
Implied Calendar Year 2015 adjusted EBITDA margin
29.9%
Implied Calendar Year 2015 adjusted EBITDA
$
1,606
Weighted average effect of 6.8 million
shares issued on November 26, 2014 to
finance the pending Omega acquisition
Income of $12.5 million from transfer of a
rights agreement
Bridge fees and extinguishment of debt in
connection with Omega financing
R&D payment of $10.0 million made in
connection with collaborative arrangement
Acquisition and integration-related charges
totaling $15.8 million related primarily to
Restructuring and other integration-related
charges due primarily to Elan
Omega financing fees
Elan equity method investment losses
totaling $11.4 million
Loss on derivatives associated with the
pending Omega acquisition totaling $64.7

Perrigo: Reconciliation of Adjusted EBITDA Margin
Source: Perrigo Annual Reports on Form 10-K filed August 13, 2015 and August 14, 2014, Perrigo Co.’s Annual Reports on Form 10-K filed August 15, 2013 and August 16,
2012, and Perrigo investor presentation dated
September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer”
¹  Amortization of acquired intangible assets related to business combinations and asset acquisitions
Twelve Months Ended June
(Unaudited; USD in millions)
2011
2012
2013
2014
2015
Perrigo
Reported net sales
$
2,755
$
3,173
$
3,540
$
4,061
$
4,604
Reported operating income
$
490
$
569
$
679
$
567
$
748
Acquisition-related amortization (1)
47
75
94
281
464
Acquisition costs
3
9
10
109
34
Restructuring charges
1
9
3
47
7
Loss contingency accrual
-
-
-
15
2
Write-offs of in-process R&D
-
2
9
6
-
Litigation settlements
-
-
-
5
-
Contingent consideration adjustment
-
-
-
1
1
Escrow settlement
-
-
-
(3)
-
Inventory step-ups
-
27
11
-
16
Impairment of intangible asset
-
-
-
-
0
Impairment of fixed assets
-
-
-
-
-
Loss on asset exchange
-
-
-
-
-
Proceeds from sale of pipeline development projects
-
(5)
-
-
-
Legal and consulting fees related the Mylan N.V. defense
-
-
-
-
13
Initial payments made in connection with R&D arrangements
-
-
-
-
28
Year end change
-
-
-
-
1
Adjusted operating income
$
541
$
687
$
805
$
1,029
$
1,314
Depreciation and amortization excluding acquisition-related amortization (1)
56
61
66
78
85
Perrigo adjusted EBITDA
597
747
871
1,107
1,398
Perrigo adjusted EBITDA margin
22
%
24
%
25
%
27
%
30
%
Specialty Sciences
Reported net sales
-
-
-
$
147
$
344
Reported operating income
-
-
-
(69)
36
Depreciation and amortization
-
-
-
154
292
Transaction costs
-
-
-
12
0
Restructuring charges
-
-
-
39
0
Specialty Sciences adjusted EBITDA
-
-
-
137
328
Specialty Sciences adjusted EBITDA margin
-
-
-
93
%
95
%
Perrigo Excluding Specialty Sciences
Reported net sales
$
2,755
$
3,173
$
3,540
$
3,914
$
4,260
Adjusted EBITDA
597
747
871
971
1,070
Adjusted EBITDA margin
22
%
24
%
25
%
25
%
25
%